UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on December 21, 2016: Euroseas Ltd. Announces Acquisition of Newbuilding Ultramax Drybulk Carrier for Deposits Already Paid.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:”, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

                                                                                                                                Exhibit 1

Euroseas Ltd. Announces Acquisition of Newbuilding Ultramax Drybulk Carrier for Deposits Already Paid

Maroussi, Athens, Greece – December 21, 2016 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today that it signed an agreement to acquire from Dayang shipyard, Hull DY160, an Ultramax drybulk carrier, of 63,500 dwt built 2017. The vessel is expected to be delivered to the Company in January 2017 subject to a successful inspection by the Company by December 27, 2016; it will be acquired for approximately 62% of its contracted price in early 2014. The Company will apply the construction deposits already paid for Hull DY160 and a sister vessel, Hull DY 161, and contribute nominal incremental cash. Following delivery, Hull DY 160 will be named “Alexandros P”.

Aristides Pittas, Chairman and CEO of Euroseas commented: "We are extremely pleased to announce the acquisition of Alexandros P, an Ultramax drybulk carrier the construction of which we have supervised over the last two years; the vessel is a modern eco-ship incorporating the latest regulatory requirements and technological advances. Alexandros P alongside with our Kamsarmax newbuilding, Xenia, which we took delivery of earlier in 2016, spearhead the renewal of our drybulk fleet in anticipation of a recovery in the drybulk market. The conclusion of this agreement also settles our claim against the yard in the best possible way and equips us with a solid balance sheet as we look forward to leveraging opportunities in the market.”

After the acquisition of M/V Alexandros P and the previously announced acquisitions of M/V RT Dagr and  M/V Capetan Tassos (to be delivered to the Company in December 2016 and January 2017, respectively), the Company’s fleet will consist of 15 vessels, including one Kamsarmax, four Panamax, one Ultramax and one Handymax drybulk carriers, and eight feeder containerships.

About Euroseas Ltd.: Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company and Eurobulk (FE) Ltd. Inc., also an affiliated ship management company, which are responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

Including M/V Alexandros P and the previously announced acquisitions of M/V RT Dagr and M/V Capetan Tassos (to be delivered to the Company in December 2016 and January 2017, respectively), the Company has a fleet of 15 vessels, including one Kamsarmax drybulk carrier, four Panamax drybulk carriers, one Ultramax drybulk carrier, one Handymax drybulk carrier, and eight Feeder containerships. Euroseas seven drybulk carriers have a total cargo capacity of 489,872 dwt, its eight containerships have a cargo capacity of 13,170 teu. The Company has also signed a contract for the construction of one Kamsarmax (82,000 dwt) fuel efficient drybulk carrier. Including the new-building Kamsarmax, the total cargo capacity of the Company's drybulk vessels will be 571,872 dwt.

Forward Looking Statement: This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www,euroseas,gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd, 11 Canterbury Lane, Watchung, NJ 07069 Tel, (908) 301-9091 E-mail: aha@euroseas,gr	Nicolas Bornozis President Capital Link, Inc, 230 Park Avenue, Suite 1536 New York, NY 10169 Tel, (212) 661-7566 E-mail: euroseas@capitallink,com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: December 21, 2016	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer